UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2005
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

NEWS RELEASE
SIGNATURES

NCL Corporation Ltd.
Susan Robison, (305) 436-4762
Heather Krasnow, (305) 436-4799
Daniel Mathewes, (305) 436-4607
PublicRelations@ncl.com
NCL CORPORATION REPORTS
THIRD QUARTER AND FIRST NINE MONTHS RESULTS FOR 2005
MIAMI – (November 22, 2005) – NCL Corporation Ltd. (“NCL” or the “Company”) reported net income of $36.6 million on total revenues of $495.3 million for its third quarter ended September 30, 2005. This compares to net income of $40.3 million on total revenues of $410.9 million for the third quarter of 2004.
Net income for the nine months ended September 30, 2005 was $47.9 million on revenues of $1.2 billion, compared to net income of $29.0 million on revenues of $1.0 billion for the same period in 2004. Earnings for the nine months ended September 30, 2005 include a $21.8 million foreign exchange translation gain on NCL’s euro-denominated debt.
Quarter Results
Driven primarily by a 13.0% increase in Capacity Days and a strong growth in Net Yields, total revenues for third quarter of 2005 increased 20.5% compared to the third quarter of 2004. Net Yields for the third quarter of 2005 increased 6.5% compared to the prior year, due to higher cruise ticket prices and an increase in onboard spending. Gross Yields increased 6.7% from the third quarter of 2004.
Net Cruise Costs per Capacity Day for the third quarter of 2005 increased 8.8% compared to third quarter of 2004. The increase in these costs was due to higher payroll and related expenses, increased fuel costs, and costs associated with the introduction of Pride of America and Norwegian Jewel. The growth in payroll and related expenses is primarily attributable to increased payroll costs associated with U.S. crew used in the company’s inter-island cruises in Hawaii, which began operations in June 2004 and expanded to two ships with the introduction of Pride of America at the end of the second quarter of 2005. During the quarter, average fuel prices increased 44% to $297 per metric ton from $206 per metric ton in 2004. The increase in payroll and related expenses and fuel costs accounted for 4.7 and 3.8 percentage points, respectively, of the increase in Net Cruise Costs. Gross Cruise Costs per Capacity Day increased 8.2%.
“Our third quarter results continue to illustrate a robust demand for our cruise vacations,” said Colin Veitch, president and chief executive officer of NCL Corporation Ltd. “While the expansion of our Hawaii operations and the rising price of fuel negatively impacted the quarter’s results, we are very pleased with our year-to-date results. Despite these cost pressures, our year-to-date operating income per capacity day increased a very encouraging 19%. We are excited about our future as we continue to focus on our strategy to renew our fleet and expand our Hawaii operations.”
Year to Date Results
Total revenues for the nine months ended September 30, 2005 increased by 19.9% compared to the nine months ended September 30, 2004. This increase was primarily attributable to an 11.8% increase in Capacity Days and a 7.8% increase in Net Yields. Consistent with the company’s results for the three months ended September 30, 2005, the strong growth in Net Yields for the nine months ended September 30, 2005 was due to higher cruise ticket prices and an increase in onboard spending. Gross Yields increased 7.3% compared to the nine months ended September 30, 2004.
Net Cruise Costs per Capacity Day for the nine months ended September 30, 2005 increased 7.5% compared to the same period in the prior year. Also consistent with the third quarter results, the increase in these costs was primarily due to increases in both payroll and related expenses and fuel costs. Average fuel prices for the first nine months of 2005 increased 36% to $266 per metric ton from $196 per metric ton for the same period of 2004. The increase in payroll and related expenses and fuel costs accounted for 4.9 and 3.0 percentage points,

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respectively, of the increase in Net Cruise Costs. These increases were partially offset by other operating efficiencies. Gross Cruise Costs per Capacity Day increased 7.1%.
Outlook
Looking forward to the 2006 booking environment, demand is stronger than at the same time last year and early indications point to a positive yield environment.
The company has scheduled a conference call at 10 a.m. eastern standard time today to discuss its earnings. This call can be listened to live or on a delayed basis, on the company’s web site at www.ncl.com/investors.
Terminology and Non-GAAP Financial Measures
Capacity Days
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.
Gross Cruise Costs
Gross Cruise Costs represent the sum of total operating expenses and marketing, general and administrative expenses.
Gross Yields
Gross Yields represent total revenues per Capacity Day.
Net Yields
Net Yields represents total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance and is commonly used in the cruise industry to measure pricing performance.

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Net Cruise Costs
Net Cruise Costs represent Gross Cruise Costs excluding commission, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance and is commonly used in the cruise industry as a measurement of costs.
Passenger Cruise Days
Passenger Cruise Days represent the number of passengers carried for the period, multiplied by the number of days in their respective cruises.
Occupancy Percentage
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100 indicates that three or more passengers occupied some cabins.
This earnings release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “will,” “may,” “believes,” “expects,” “intends,” “anticipates,” “projects,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements. These risks include, but are not limited to, changes in general economic, business, and geo-political conditions; introduction of competing itineraries and other products by other companies; lack of acceptance of new itineraries, products or services by our targeted customers; changes in cruise capacity, as well as capacity changes in the overall vacation industry; changes involving the tax, environmental and other regulatory regimes in which the company operates; the impact of pending or threatened litigation; delivery schedules of new ships; emergency ship repairs; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorists attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over safety and security aspects of traveling; impact of spread of contagious diseases; the ability to obtain financing on terms that are favorable or consistent with our expectations; changes in interest rates, oil prices or foreign currency rates; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather; and other risks discussed in NCL’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.
Financial Tables Follow
(####)

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NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Revenues
Passenger ticket revenues	$307,014	$368,204	$743,912	$880,107
Onboard and other revenues	103,892	127,114	258,759	322,385

Total revenues	410,906	495,318	1,002,671	1,202,492

Operating expenses
Commissions, transportation and other	74,609	96,081	182,225	219,182
Onboard and other	41,834	45,024	92,207	106,155
Payroll and related	66,023	86,130	177,162	230,677
Food	22,301	25,839	59,261	69,020
Ship charter costs	7,928	7,032	14,490	21,993
Other operating	70,964	87,892	193,830	226,121

Total operating expenses	283,659	347,998	719,175	873,148

Marketing, general and administrative expenses	48,922	58,761	153,758	171,433
Depreciation and amortization	20,444	28,000	66,412	73,732

Total expenses	353,025	434,759	939,345	1,118,313

Operating income	57,881	60,559	63,326	84,179

Non-operating income (expense)
Interest income	376	1,602	1,029	3,772
Interest expense, net of capitalized interest	(16,523)	(25,192)	(34,289)	(59,240)
Other (expense) income	(1,413)	(413)	(1,040)	19,212

Total non-operating expense	(17,560)	(24,003)	(34,300)	(36,256)

Net income	$40,321	$36,556	$29,026	$47,923

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NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,	September 30,
	2004	2005
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$172,424	$251,478
Restricted cash	28,520	47,077
Accounts receivable, net	10,806	10,768
Note from Parent	12,325	12,325
Consumable inventories	33,363	44,540
Prepaid expenses and others	20,683	33,234
Deferred drydocking costs	13,497	16,121

Total current assets	291,618	415,543
Property and equipment, net	2,499,790	2,967,232
Deferred drydocking costs	6,943	5,591
Goodwill	392,600	400,254
Tradenames	218,538	218,538
Other assets	75,497	73,324

Total assets	$3,484,986	$4,080,482

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$86,198	$132,654
Accounts payable	69,875	63,910
Accrued expenses and other liabilities	113,466	147,121
Amount due to Parent	1,273	3,105
Advance ticket sales	230,601	284,797

Total current liabilities	501,413	631,587
Long-term debt	1,604,331	2,015,101
Other long-term liabilities	5,734	4,974

Total liabilities	2,111,478	2,651,662

Commitments and contingencies

Shareholder’s equity:
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,491,623	1,498,898
Unamortized stock option expense	(779)	(665)
Accumulated deficit	(117,348)	(69,425)

Total shareholder’s equity	1,373,508	1,428,820

Total liabilities and shareholder’s equity	$3,484,986	$4,080,482

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NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Nine months ended
	September 30,
	2004	2005
Cash flows from operating activities:
Net income	$29,026	$47,923
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,412	73,732
Gain on translation of debt	—	(21,843)
Other	115	256
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(7,107)	38
Increase in consumable inventories	(10,596)	(11,177)
Decrease (increase) in prepaid expenses and other assets	8,561	(9,426)
Increase in deferred drydocking costs	(16,648)	(14,298)
Decrease in accounts payable	(35,001)	(5,965)
Increase in accrued expenses and other liabilities	24,697	31,913
Increase in advance ticket sales	36,921	54,196

Net cash provided by operating activities	96,380	145,349

Cash flows from investing activities:
Capital expenditures	(601,200)	(518,035)
Increase (decrease) in restricted cash	1,327	(18,557)

Net cash used in investing activities	(599,873)	(536,592)

Cash flows from financing activities:
Principal repayments on long-term debt	(494,115)	(124,612)
Proceeds from debt	927,080	594,924
Proceeds from advances from Parent	11,550	1,832
Contribution from Parent	—	461
Payment of debt issuance costs	(36,742)	(2,308)

Net cash provided by financing activities	407,773	470,297

Net (decrease) increase in cash and cash equivalents	(95,720)	79,054
Cash and cash equivalents
Beginning of period	199,141	172,424

End of period	$103,421	$251,478

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NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)
The following table sets forth selected statistical information for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Passenger Carried	238,666	279,779	647,802	730,781
Passenger Cruise Days	1,856,885	2,095,415	4,984,365	5,586,346
Capacity Days	1,705,632	1,927,226	4,682,160	5,233,496
Occupancy Percentage	108.9%	108.7%	106.5%	106.7%
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Passenger ticket revenues	$307,014	$368,204	$743,912	$880,107
Onboard and other revenues	103,892	127,114	258,759	322,385

Total revenues	410,906	495,318	1,002,671	1,202,492

Less:
Commissions, transportation and other	74,609	96,081	182,225	219,182
Onboard and other	41,834	45,024	92,207	106,155

Net revenues	$294,463	$354,213	$728,239	$877,155

Capacity Days	1,705,632	1,927,226	4,682,160	5,233,496
Gross Yields	$240.91	$257.01	$214.15	$229.77
Net Yields	$172.64	$183.79	$155.53	$167.60
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and Gross and Net Cruise Costs per Capacity Day):

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Total operating expenses	$283,659	$347,998	$719,175	$873,148
Marketing, general and administrative expenses	48,922	58,761	153,758	171,433

Gross Cruise Costs	332,581	406,759	872,933	1,044,581

Less:
Commissions, transportation and other	74,609	96,081	182,225	219,182
Onboard and other	41,834	45,024	92,207	106,155

Net Cruise Costs	$216,138	$265,654	$598,501	$719,244

Capacity Days	1,705,632	1,927,226	4,682,160	5,233,496
Gross Cruise Costs per Capacity Day	$194.99	$211.06	$186.44	$199.60
Net Cruise Costs per Capacity Day	$126.72	$137.84	$127.83	$137.43

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2005	NCL Corporation Ltd.
(Registrant)

	By:	/S/ Bonnie S. Biumi

	Name:	Bonnie S. Biumi
	Title:	Executive Vice President and Chief Financial Officer